UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person*

   The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

   New York,                         New York            10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   UStel, Inc.
   (USTL)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


================================================================================
4. Statement for Month/Year

   November/1998
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

================================================================================

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

            |       |        |       |                   |                |                       |        |9.       |10.   |      |
            |       |        |       |                   |                |                       |        |Number   |Owner-|      |
            |       |        |       |                   |                |                       |        |of       |ship  |      |
            |2.     |        |       |                   |                |                       |        |Deriv-   |of    |      |
            |Conver-|        |       | 5.                |                |7.                     |        |ative    |Deriv-|11.   |
            |sion   |        |       | Number of         |                |Title and Amount       |        |Secur-   |ative |Nature|
            |or     |        |       | Derivative        |6.              |of Underlying          |8.      |ities    |Secur-|of    |
            |Exer-  |        |4.     | Securities        |Date            |Securities             |Price   |Bene-    |ity:  |In-   |
            |cise   |3.      |Trans- | Acquired (A)      |Exercisable and |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
            |Price  |Trans-  |action | or Disposed       |Expiration Date |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.          |of     |action  |Code   | of (D)            |(Month/Day/Year)|             |Amount   |ative   |at End   |In-   |ficial|
Title of    |Deriv- |Date    |(Instr | (Instr. 3,        |----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative  |ative  |(Month/ |8)     | 4 and 5)          |Date   |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security    |Secur- |Day/    |------ | ------------------|Exer-  |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)  |ity    |Year)   |Code |V|  (A)    | (D)     |cisable|Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock|       |        |     | |         |         |       |        |             |         |        |         |      |      |
Warrants    | $1.00 |11/25/98|J(01)| |         |7,891,106|   01  |6/25/03 |Common Stock |7,891,106|        |   -0-   |  02  | 02   |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock|       |        |     | |         |         |       |        |             |         |        |         |      |      |
Warrants    | $1.50 |11/25/98|J(01)| |         |  901,841|   01  |6/25/03 |Common Stock |  901,841|        |   -0-   |  02  | 02   |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock|       |        |     | |         |         |       |        |             |         |        |         |      |      |
Warrants    | $3.00 |11/25/98|J(01)| |         |1,803,681|   01  |6/25/03 |Common Stock |1,803,681|        |   -0-   |  02  | 02   |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock|       |        |     | |         |         |       |        |             |         |        |         |      |      |
Warrants    | $5.00 |11/25/98|J(01)| |         |1,803,681|   01  |6/25/03 |Common Stock |1,803,681|        |   -0-   |  02  | 02   |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock|       |        |     | |         |         |       |        |             |         |        |         |      |      |
Warrants    | $0.21 |11/25/98|J(01)| |7,891,106|         | Immed.|11/25/03|Common Stock |7,891,106|        |7,891,106|  02  | 02   |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock|       |        |     | |         |         |       |        |             |         |        |         |      |      |
Warrants    | $0.01 |11/25/98|J(01)| |1,674,847|         | Immed.|11/25/03|Common Stock |1,674,847|        |1,674,847|  02  | 02   |
-----------------------------------------------------------------------------------------------------------------------------------|
            |       |        |     | |         |         |       |        |             |         |        |         |      |      |
            |       |        |     | |         |         |       |        |             |         |        |         |      |      |
-----------------------------------------------------------------------------------------------------------------------------------|
            |       |        |     | |         |         |       |        |             |         |        |         |      |      |
            |       |        |     | |         |         |       |        |             |         |        |         |      |      |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by The Goldman Sachs Group, L.P. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs", and together with GS Group, the
"Reporting Persons"). The principal business address of GS Group and Goldman Sachs is 85 Broad Street, New York, New York 10004.

Explanation of Responses:

01: UStel, Inc. (the "Company") issued a warrant to Goldman Sachs in connection with the execution of a Loan and Security Agreement (the "Loan Agreement"), dated as of June 25, 1998 (the "Old Warrant"), by and among the Company, its subsidiary Arcada Communications, Inc., Coast Business Credit, a division of Southern Pacific Bank ("Coast"), and Goldman Sachs Credit Partners, L.P. ("GS Credit Partners"). GS Group is the 99% owner of Goldman Sachs Global Holdings L.L.C. ("GS Global Holdings"). GS Global Holdings is the general partner of GS Credit Partners. GS Group is the general partner of and owns a 99% interest in Goldman Sachs. The Old Warrant gave Goldman Sachs the right to acquire up to 12,400,309 shares (subject to antidilutive and other adjustments) of the Common Stock of the Company (the "Warrant Shares") on the following terms: (i) 7,891,106 Warrant Shares at an exercise price of $1.00 per share, (ii) 901,841 Warrant Shares at an exercise price of $1.50 per share, (iii) 1,803,681 Warrant Shares at an exercise price of $3.00 per share, and (iv) 1,803,681 Warrant
Shares at an exercise price of $5.00 per share (such exercise prices in each case subject to certain antidilutive and other adjustments). The Old Warrant was not immediately exercisable, but was exercisable beginning on the earliest to occur of (a) March 25, 1999, (b) the date upon which an Event of Default under the Loan Agreement (as defined in Article 8 of the Loan Agreement) occurred and
(c) thirty days prior to the consummation of a merger, sale or similar transaction involving the Company. The Old Warrant provided for an original term of five years, terminating on June 25, 2003.

As a result of adverse changes in the Company's financial condition and various other factors, certain Events of Default occurred under the Loan Agreement. In response to these events, in November 1998 GS Credit Partners and Coast (the "Lenders") agreed with the Company to a restructuring of their obligations and relationship under the Loan Agreement, whereby the Company and the Lenders would enter into an amendment to the Loan Agreement and revise the terms of the Old Warrant. In addition, the Lenders agreed to waive the Company's Events of Default under the Loan Agreement as to which the Lenders had actual knowledge. In connection with the restructuring, effective November 25, 1998 the Company amended and restated the Old Warrant. The Company issued to Goldman Sachs an Amended and Restated Warrant (the "New Warrant") giving Goldman Sachs the right to acquire up to 9,565,953 Warrant Shares (subject to antidilutive and other adjustments) at any time on or before November 25, 2003. The New Warrant is exercisable for 7,891,106 Warrant Shares at an exercise price of $0.21 per share and 1,674,847 Warrant Shares at an exercise price of $0.01 per share (subject in each case to certain antidilutive and other adjustments).

02: Goldman Sachs may have been deemed to own beneficially and directly and GS Group may have been deemed to own beneficially and indirectly the Old Warrant.

Goldman Sachs may be deemed to own beneficially and directly and GS Group may be deemed to own beneficially and indirectly up to 9,565,953 shares of Common Stock of the Company because of Goldman Sachs' beneficial ownership of the New Warrant to purchase 7,891,106 shares of Common Stock at an exercise price of $0.21 per share and 1,674,847 shares of Common Stock at an exercise price of $0.01 per share (subject in each case to certain antidilutive and other adjustments). GS Group is the general partner of and owns a 99% interest in Goldman Sachs. GS Group disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of its pecuniary interest therein.

Signatures:

THE GOLDMAN SACHS GROUP, L.P.


By:  s/ Hans-Linhard Reich
     ----------------------
     Name:  Hans-Linhard Reich
     Title: Attorney-in-fact


GOLDMAN, SACHS & CO.


By:  s/ Hans-Linhard Reich
     ---------------------
     Name:  Hans-Linhard Reich
     Title: Attorney-in-fact

Date:  December 4, 1998



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.